EXHIBIT (g)(3)



                          BOONE COUNTY CIRCUIT COURT
                           COMMONWEALTH OF KENTUCKY

NEAL SCHEAR, and                                     )
STEVE FRANKLIN, CO-TRUSTEE FOR THE                   )
DAVID H. LIEBSCHUTZ IRREVOCABLE TRUST,               )Index No. 99-CI-1213
on behalf of themselves and all others               )Judge Bamberger
 similarly situated,                                 )
                                                     )
                           Plaintiffs,               )
          vs.                                        )
                                                     )
COMAIR HOLDINGS, INC., DELTA AIR LINES,              )
INC., DAVID R. MUELLER, RAYMOND A.                   )
MUELLER, ROBERT H. CASTELLINI,                       )
CHRISTOPHER J. MURPHY, III, PETER H.                 )
FORSTER, JOHN A. HAAS, GERALD L. WOLKEN,             )
and DAVID A. SIEBENBURGEN                            )
                           Defendants.               )
                                                     )
                                                     )
                                                     )
                                                     )
--------------------------------------------         )
GREGORY T. AMEND, on behalf of                       )
himself and all others similarly situated,           )Index No. 99-CI-1233
                                                     )Judge Bamberger
                           Plaintiffs,               )
               vs.                                   )
                                                     )PLAINTIFFS' FIRST
COMAIR HOLDINGS, INC., DELTA AIR LINES,              )AMENDED CONSOLIDATED
INC., DAVID R. MUELLER, RAYMOND A.                   )CLASS ACTION COMPLAINT
                                                     )----------------------
MUELLER, ROBERT H. CASTELLINI,                       )
CHRISTOPHER J. MURPHY, III, PETER H.                 )
FORSTER, JOHN A. HAAS, GERALD L. WOLKEN,             )
and DAVID A. SIEBENBURGEN                            )
                           Defendants.               )
                                                     )
--------------------------------------------         )Index No. 99-CI-1242
ARNOLD R. BARNETT, on behalf of                      )Judge Bamberger
himself and all others similarly situated,           )
                                                     )
                           Plaintiffs,               )
              vs.                                    )
                                                     )
COMAIR HOLDINGS, INC., DELTA AIR LINES,              )
INC., DAVID R. MUELLER, RAYMOND A.                   )
MUELLER, ROBERT H. CASTELLINI,                       )
CHRISTOPHER J. MURPHY, III, PETER H.                 )
FORSTER, JOHN A. HAAS, GERALD L. WOLKEN,             )
and DAVID A. SIEBENGURGEN                            )
                                                     )
                           Defendants                )
                                                     )

                    PLAINTIFFS' FIRST AMENDED CONSOLIDATED
                            CLASS ACTION COMPLAINT


              Plaintiffs, as and for their class action complaint, allege upon personal knowledge as to themselves and their own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

                             NATURE OF THE ACTION

           1. This is a shareholder class action on behalf of the stockholders of Comair Holdings, Inc. ("Comair" or the "Company") against its directors and others to enjoin defendants' actions related to the sale of Comair to defendant Delta Air Lines, Inc. ("Delta"), and to obtain other appropriate relief.

                                    PARTIES

           2. Plaintiff, Neal Schear, owns shares of Comair common stock, and has owned them at all relevant times.

           3. Plaintiff, Steve Franklin, Co-Trustee for the David H. Liebschutz Irrevocable Trust, owns shares of Comair common stock and has owned them at all relevant times.

           4. Plaintiff, Gregory T. Amend, owns shares of Comair common stock, and has owned them at all relevant times.

           5. Plaintiff, Arnold R. Barnett, owns shares of Comair common stock, and has owned them at all relevant times.


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           6. Arnold R. Barnett controls, through various family accounts, approximately 80,000 shares of Comair.

           7. Defendant Comair is a Kentucky corporation and is headquartered at the Cincinnati/Northern Kentucky International Airport in Hebron, Kentucky.

           8. Delta owns approximately twenty-two percent of Comair's outstanding common stock. Comair is designated "Delta Connection" carrier, and operates all its flights under the DL code. Under a marketing agreement, Comair is able to offer passengers joint fares, coordinated schedules for timely connections and Delta frequent flier mileage. Additionally, in return for set fees, Delta handles Comair's reservations and handles flights at some airport locations. Approximately forty-five percent of Comair's passengers in fiscal year 1999 connected with Delta flights. Comair's service as a Delta Connection carrier is performed under a ten year marketing agreement, which was entered into in October 1989. Delta's ability to renew or not to renew that marketing agreement in October 1999 gave it significant leverage over Comair and the Individual Defendants, particularly since the Individual Defendants apparently failed to exercise their fiduciary duties and prepare for the possibility that Delta might not renew by adequately exploring alliances with other major airlines.

           9. Defendant Delta is a corporation duly organized and existing under the law of the state of Delaware, with its principal executive offices located at 1030 Delta Boulevard, Hartsfield Atlanta International Airport, Atlanta, Georgia. Delta is the third largest airline based in the United States and operates a hub and spoke flight system from a number of hubs, including Atlanta, Cincinnati/ Northern Kentucky, Salt Lake City and Orlando.

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          10. Defendants David R. Mueller, Raymond A. Mueller, Robert H.
Castellini, Christopher J. Murphy, III, Peter H. Forster, John A. Haas, Gerald
L. Wolken and David A. Siebenburgen (the "Individual Defendants") are all members of Comair's board of directors. In addition, defendant David R. Mueller is Chairman and CEO of Comair.

          11. By virtue of their positions as directors, and where applicable, officers of Comair and/or their exercise of control and ownership over the business and corporate affairs of Comair, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Comair to engage in the practices complained of herein. Each Individual Defendant owed and owes Comair and its shareholders, fiduciary obligations and were and are required to: (1) use their ability to control and manage Comair in a fair, just and equitable manner; (2) act in furtherance of the best interests of Comair and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern Comair in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not to favor their own interests at the expense of Comair and its public shareholders.

          12. Each defendant herein is sued individually and/or as a conspirator and aider and abettor. The Individual Defendants are also sued in their capacity as directors of Comair. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                           CLASS ACTION ALLEGATIONS

          13. Plaintiffs bring this action as a class action pursuant to Kentucky Civil Rule 23 et. seq. on behalf of all Comair common stock holders. Excluded from the class are defendants,

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


members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

          14. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiffs, and can be ascertained only through appropriate discovery, plaintiffs believe there are thousands of Class members. Comair has over 95 million shares of common stock outstanding.

          15. Plaintiffs' claims are typical of the claims of the Class, since plaintiffs and the other members of the Class have and will sustain damages arising out of defendants' breaches of their fiduciary duties. Plaintiffs do not have any interests that are adverse or antagonistic to those of the Class. Plaintiffs will fairly and adequately protect the interests of the Class. Plaintiffs are committed to the vigorous prosecution of this action and have retained counsel competent and experienced in this type of litigation.

          16. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The predominant questions of law and fact include, among others, whether:

          (a) the defendants have and are breaching their fiduciary duties to the detriment of Comair shareholders;

          (b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

          17. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class


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would prosecute individual actions. Plaintiffs anticipate no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.

                            SUBSTANTIVE ALLEGATIONS

          18. On October 18, 1999, Delta announced that it had agreed to purchase the seventy- eight percent of Comair stock that it does not already own for $23.50 a common share. The announcement said that when the acquisition was completed, Comair would become a wholly owned unit of Delta, and that the directors of both Comair and Delta had approved the transaction.

          19. Delta's proposed purchase price is substantially below Comair's average stock price for the year to date, which ranged as high as $29.12 per share. Delta used its ability to forestall and manipulate negotiations for another ten-year Delta Connection Agreement with Comair to drive down the price of Comair stock prior to making its acquisition proposal. The existing Delta Connection Agreement was set to expire on October 31, 1999. Securities analysts agree that the price that Delta has offered for Comair shares is too low. "We felt the common shareholders are leaving money on the table for Comair," said Mike Dempsey, vice-president for Robert W. Baird & Co. "We were quite surprised - $23.50 was low for Comair. We felt it would come in a little higher," said Tracy Barker, first vice-president of Gradison McDonald Investments.

          20. Plaintiff Arnold R. Barnett further alleges that he was informed by a Comair board member that Delta specifically threatened to do the following:

          a. crush Comair by flying Delta planes on Comair routes, even if it meant that the Delta planes would be largely empty;


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          b.   engage in a hostile takeover for Comair; and

          c. bring in another regional airline to compete with Comair on Comair's existing routes.

          21. By entering the agreement with Delta, the Individual Defendants have allowed the price of Comair stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Comair shares. Despite the obvious long-term value of the Comair acquisition for Delta, Comair shareholders will be receiving an inadequate and unfair takeover premium over Comair's stock price prior to announcement of the transaction, and inadequate value in relation to Comair's contribution to the pro forma combined value of the two firms. This is particularly so since Comair had traded at almost $30 per share earlier in the year. Further, the substantial benefits which Delta will gain by virtue of acquiring Comair are not being adequately compensated for sale price.

          22. By entering into negotiations with Delta, Comair's board had initiated a process to sell Comair, which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check. Rather, they were arrived at without a full and thorough investigation by the Individual Defendants; and the price and process was intrinsically unfair and inadequate from the standpoint of Comair's shareholders.

          23. The Individual Defendants failed to make an informed decision, as no market check of Comair's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Comair's highest transactional value. In fact, according to Delta's 14-D filed October 22, 1999, defendants instructed their financial advisor, Morgan Stanley, to not solicit interest from any party with respect to the acquisition of Comair or any of its assets other than Delta.

          24. The Individual Defendants have violated the fiduciary duties they owe to the shareholders of Comair. The Individual Defendants agreement to the terms of the transaction, its timing, and the failure to auction Comair and invite other bidders, and defendants failure to provide a market check, demonstrate a clear absence of the exercise of due care and of loyalty to Comair's public shareholders.

          25. The Individual Defendants fiduciary obligations under the circumstances of Delta's offer obligated them to:

              Undertake an appropriate evaluation of Comair's net worth as a merger/acquisition candidate, taking into account its long term prospects, and the substantially higher price at which Comair's stock had traded earlier in the year;

              Actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for Comair's public shareholders;

              Act independently so that the interests of Comair's public shareholders will be protected and enhanced; and

              Adequately ensure that no conflicts of interest exist between the Individual Defendants own interests and their fiduciary obligations to maximize shareholder value nor did they adequately ensure that no conflicts of interest existed between Morgan Stanley, Comair's financial advisor, and Delta, or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Comair's public shareholders.

          26. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to sell Comair to Delta without making the requisite effort to obtain the best offer possible.

          27. Plaintiffs and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Comair's assets and


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



business, will be divested from their right to share in Comair's future growth and development and have been and will be prevented from obtaining a fair and adequate price for their shares of Comair common stock.

          28. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, inter alia,:

              The intrinsic value of Comair's common stock is in excess of the amount offered by Delta, giving due consideration to the current decline of Comair's stock from its yearly high (due in substantial measure to Delta's manipulation of negotiations relating to the extension of Delta's marketing contract with Comair), its anticipated operating results, net asset value, cash flow, profitability and established markets;

              The sale price is not the result of an appropriate consideration of the value of Comair because the Comair board approved the proposed transaction without undertaking steps to accurately ascertain Comair's value through open bidding or at least a market check mechanism;

              The terms of the proposed merger fail to include appropriate mechanisms to protect class members against a decline in the price of Comair stock; and

              The Individual Defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of Comair's public shareholders to promote their best interests in the merger transaction.

          29. The Individual Defendants have breached their duty of loyalty to Comair's public shareholders by using their control of Comair to force plaintiffs and the Class to exchange their equity interest in Comair for unfair consideration, and to deprive Comair's public shareholders of the maximum value to which they are entitled.

          30. The Individual Defendants also breached their fiduciary duties to the shareholders by not creating a committee of outside directors to weigh the merits of the Merger Agreement

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and all the other alternatives available to Comair, independent of the influence of the inside directors.

          31. The terms of the proposed merger are grossly unfair to the class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Comair and that possessed by Comair's public shareholders. Defendants' intent is to take advantage of this disparity and to induce class members to relinquish their Comair shares at an unfair price on the basis of incomplete or inadequate information.

          32. Delta has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Further, the proposed sale of Comair to Delta could not take place without the knowing participation of Delta.

          33. By reason of the foregoing, plaintiffs and each member of the Class are suffering irreparable injury and damages.

          34. Additionally, according to the Merger Agreement, two thirds of Comair stock must be tendered before Delta can claim that the buyout of Comair is complete. As such, Comair's shareholders have a critical obligation in determining whether Comair remains an independent company or whether it becomes a Delta subsidiary. However, the shareholders cannot make an informed decision as to whether to tender their shares when the information provided by Comair and Delta materially misstates the value of those shares. Allowing the Offer to proceed effectively takes the important decision afforded the shareholders out of their hands and puts it in the hands of the clock, forcing the shareholders to decide the issue essentially blindfolded. For example, the Notice of Guaranteed Delivery, which is sent to every Comair shareholder,


                                      10

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misleads the class into believing that the merger is final and they are required to tender their shares. Specifically, the Notice provides that the form "must be used." Several Comair shareholders already have been mislead by that language into believing that they have no choice but to tender their shares. There is no adequate remedy at law that protects for the shareholders the ability to make an informed decision as to whether or not Comair remains an independent company.

          35. Enjoining the Offer from proceeding, or requiring that the Offer remain open would not have any material impact on Delta or on Comair because the Merger Agreement authorizes both that the Offer can be extended and that the Delta Connection Agreement, set to expire on October 31, 1999 will be extended on a month to month basis. Also, according to the 14-D, both Comair's and Delta's timeline for completing the buyout extends to April 30, 2000. As such, extending the period for meeting the necessary criteria for the buyout has already been incorporated into the Merger Agreement's buyout price.

          36. Plaintiffs and other members of the Class have no adequate remedy at law.

               INDIVIDUAL DEFENDANTS BREACHED THEIR
               FIDUCIARY DUTY BY KNOWINGLY RELYING ON
               MORGAN STANLEY'S FAIRNESS OPINION WHICH
               FAILS TO MEET BASIC STANDARDS OF
               OBJECTIVITY

          37. The Individual Defendants knew or should have known that Morgan Stanley was not a disinterested financial advisor to Comair regarding the fairness of Delta's buyout offer, and, as such, their reliance on Morgan Stanley's fairness opinion was unjustified.

          38. According to the Form 14-D filed by Delta on October 22, 1999 ("Form 14-D"), Morgan Stanley will receive a fee of $10,000,000 if the buyout is consummated. If the buyout is


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not consummated Morgan Stanley receives a fee based upon the hours worked as
Comair's financial advisor for the roughly three months work they performed.

              Pursuant to a letter agreement between Comair and Morgan Stanley, dated September 23, 1999, Comair has agreed to pay Morgan Stanley: (A) if no Merger Agreement is entered into, an "Advisory Fee" calculated depending upon the amount of time spent on assignments, or (B) if the Offer is consummated, a "Transaction Fee" equal to $10,000,000 against which any Advisory Fee will be credited. The full amount of the Transaction Fee is to be paid by Comair when control of 50% or more of the Shares changes hands. In addition to any fees for professional services, Morgan Stanley will also be reimbursed for expenses incurred in connection with Morgan Stanley's representation of Comair.

          39. Comair has also agreed to indemnify Morgan Stanley for liability in connection with the work they performed for Comair, thereby removing an important check on Morgan Stanley's work product.

              Comair has also agreed to indemnify Morgan Stanley and its affiliates against certain liabilities, including liabilities under the federal securities laws, related to, arising out of or in connection with the engagement of Morgan Stanley by Comair.

          40. Moreover, Comair's Board of Directors retained Morgan Stanley on or shortly after August 10, 1999, for the purpose of exploring Comair's ongoing business options in light of the impending October 31, 1999 expiration of the Delta connection agreement. The Individual Defendants knew or should have known that, less than one month prior, Morgan Stanley performed significant work for Delta on various financial matters, receiving substantial fees in return.

              In December 1998, Morgan Stanley acted as agent in connection with a private placement of Delta notes for which Delta paid Morgan Stanley a fee not in excess of $200,000, and such fee was the only fee paid by Delta to Morgan Stanley in 1998. In July 1999, Morgan Stanley acted as one of


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              two "joint bookrunners" for Delta's public offering of $537.5 million principal amount of 8 1/8% Notes due July 1, 2039. Also in July 1999, Morgan Stanley acted as solicitation agent for a consent solicitation by Delta in respect of certain privately held debt securities; Delta paid Morgan Stanley a fee of $500,000 for serving in this capacity. Morgan Stanley and its affiliates may maintain relationships with Comair and Delta in the future.

          41. Comair's Board of Directors also knew or should have known that Morgan Stanley's fairness opinion substantially and materially undervalued the value of Comair's stock.

              THE DIRECTORS' OBJECTIVITY WAS BOUGHT OFF BY
              FINANCIAL INCENTIVES IN THE TENDER OFFER

          42. The directors of Comair owe a fiduciary duty to act in the shareholders best interests. However, the Tender Offer provides that the directors receive substantial financial and other benefits in the event that Delta's buyout of Comair is consummated.

          43. According to the 14-D, Defendants Mueller and Siebenburgen receive the following compensation if the buyout is successful:

              Mr. Mueller is employed as the Chief Executive Officer and Chairman of the Board of Directors of Comair and has a base salary of $550,000. Mr. Siebenburgen is employed as President and Chief Operating Officer of Comair and has a base salary of $500,000.

              Upon a "Change in Control" of Comair, the employment agreements will terminate and (A) Mr. Mueller will be entitled to a lump-sum payment equal to three times the sum of (i) his base salary in effect at the termination date, (ii) the average annual bonus compensation payable to Mr. Mueller during the prior three fiscal years plus (iii) his average annual award under Comair's Deferred Compensation Incentive Plan during the prior three fiscal years, and (B) Mr. Siebenburgen will be entitled to a lump-sum payment equal to three times the sum of
              (i) his base salary in effect at the termination date, (ii) his annual bonus compensation paid in fiscal 1999 plus (iii) his award under the Deferred Compensation Plan with respect to fiscal 1999. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of employment agreements.


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              In addition, upon a Change in Control the executives' stock options and interest in Comair's Deferred Incentive Compensation Plan will fully vest. The employment agreements also provide that Comair will provide to the executives (i) a fully paid-up term life insurance policy and disability policy with premiums pre-paid for the remainder of the executives' lives, (ii) family medical insurance coverage and benefits comparable to the insurance coverage provided to Comair's executives for the executives and their spouses for the remainder of their lives (each executive may elect to receive a lump sum in cash equal to the present value of this medical insurance coverage), (iii) lifetime travel privileges for the executives, their spouses and dependent children on all Comair flights and (iv) lifetime access to and the right to travel, upon reasonable notice, on a private aircraft furnished by and at the expense of Comair, provided that if such travel exceeds fifty flight hours in a twelve-month period, such executive shall reimburse Comair for such excess travel.


          44. Under the Merger Agreement, Defendant Mueller's stock options entitle him to a payment of $12,542,337 if the buyout is successful. Likewise, Defendant Siebenburgen is entitled to $6,506,483 from his stock options if the buyout is successful.

          45. According to the 14-D, Defendant Raymond A. Mueller receives the following compensation if the buyout is successful:

              The consulting agreement between Raymond A. Mueller ("Mr. R. Mueller") and Comair became effective upon the retirement of Mr.
              R. Mueller in June 1990 and will terminate upon his death. The consulting agreement, as amended on June 5, 1990, provides for annual payments of $150,000 to Mr. R. Mueller. Upon a "Change of Control" of Comair, Mr. R. Mueller may, at his sole option, elect to terminate the Consulting Agreement, in which event Comair is required to make a lump sum payment equal to the present value of the amounts to be paid over the remaining term of the Consulting Agreement. On August 10, 1999, the Board of Directors authorized an amendment to Mr. Mueller's Consulting Agreement to provide lifetime access to and the right travel, upon reasonable notice, on a private aircraft furnished by and at the expense of Comair, provided that if such travel exceeds fifty flight hours in a twelve- month period, Mr. R. Mueller shall reimburse Comair for such excess travel. During the term of the Consulting Agreement, Mr. R. Mueller is entitled to receive the hospitalization, health and accident and disability insurance made available to Comair's executive officers. The acceptance


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



              of Shares for payment in the Offer will constitute a Change in Control for purposes of the Consulting Agreement.

          46. The outside directors also received substantial financial inducements to agree with the Tender Offer, including a lump sum payment of $100,000 for each director, and lifetime free air travel on Comair for each outside director and his family. According to the 14-D:

              In August Comair and each of Peter H. Forster, John A. Haas, Gerald L. Walker [sic], Robert H. Castellini, Christopher J. Murphy, III and Raymond A. Mueller (the "Non-Employee Directors") executed certain agreements in connection with the additional services and responsibilities required by any change in control situation. Upon a "Change in Control" of Comair, each Non-Employee Director is entitled to receive a lump-sum payment equal to such director's earned but unpaid director's fees for the period through and including the date of the Change in Control and an amount equal to five times the annual director's fees. The Non-Employee Directors agreements also provide for lifetime travel privileges for the Non-mployee Directors and their immediate family members on all Comair flights. The basic annual director fee paid to Non-Employee Directors of Comair is $20,000. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of these agreements.

          47. In addition, various stock options were granted to the outside directors in 1990, 1992, and 1998. Under the terms of the Merger Agreement if consummated, the outside directors would receive substantial cash payments from the cancellation of those options. According to the 14-D, the outside directors held 455,680 stock options, and they would receive $7,258,982 if the Offer is completed successfully. As such, the required independence of the outside directors has been compromised by the sweetheart deal they have received in the Merger Agreement.

              WHEREFORE, plaintiff demands judgment as follows:

              A. Determining that this action is a proper class action under the Kentucky Civil Rules, and that plaintiff is proper class representatives;

              B. Declaring that defendants have breached their fiduciary duties to plaintiffs and


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the Class and aided and abetted such breaches;

              C. Temporarily and permanently enjoining the proposed sale of Comair to Delta and, if the proposed sale is consummated, rescinding it;

              D. Awarding plaintiff and the Class compensatory and/or rescissory damages as allowed by law;

              E. Awarding interest, attorney's fees, expert fees and other costs, in an amount to be determined; and

              F. Granting such other relief as the Court may find just and proper.

DATED: October 27, 1999               /s/ Michael G. Brautigam / MGB
                                      ------------------------------------------
                                      Michael G. Brautigam / MGB
                                      Gene Mesh
                                      Michael G. Brautigam (Ky. Bar No. 86789)
                                      R. Michael Phebus
                                      GENE MESH & ASSOCIATES
                                      2605 Burnet Avenue
                                      Cincinnati, Ohio 45219-2502
                                      (513) 221-8800
                                      (513) 221-1097 (fax)

                                      /s/ Andre E. Busald / MGB
                                      ------------------------------------------
                                      Andre E. Busald / MGB
                                      Andre E. Busald (Ky. Bar No. 09850)
                                      BUSALD FUNK ZEVELY, PSC
                                      226 Main Street
                                      P.O. Box 6910
                                      Florence, Kentucky 41022-6910
                                      (606) 746-5287
                                      (606) 525-1040 (fax)


                                      /s/ John Evans / MGB
                                      ------------------------------------------
                                      John Evans / MGB
                                      John Evans (Ky. Bar No. 81025)
                                      David J. Manogue
                                      SPECTER SPECTER EVANS
                                      & MANOGUE, P.C.
                                      Koppers Building, 26th Floor
                                      Pittsburgh, PA 15219
                                      (412) 642-2300
                                      (412) 642-2309 (fax)


                                      /s/ Richard B. Brualdi / MGB
                                      ------------------------------------------
                                      Richard B. Brualdi / MGB
                                      Law Offices of Richard B. Brualdi
                                      29 Broadway, Suite 1515
                                      New York, NY 10006
                                      (212) 952-0602
                                      Attorneys for Plaintiffs